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                                                        [EXHIBIT 99.3 TO S-4]








                                   October 8, 1997




Indiana United Bancorp
201 N. Broadway
Greensburg, IN  47240

P.T.C. Bancorp
1250 Franklin Avenue
Brookville, IN  47012

Gentlemen:

     In my capacity as a shareholder of Indiana United Bancorp ("IUB"), and not in my capacity as a current director or officer of IUB, I hereby confirm my agreement made with each of you to induce you to execute respectively the Agreement and Plan of Merger (the "Agreement") dated as of October 8, 1997 between P.T.C. Bancorp ("PTC") and IUB. Our agreement is as follows:

     1.   At any meeting of the shareholders of IUB:

          (a) I will vote all of my shares of IUB Common Stock ("Shares") in favor of the transactions contemplated by the Agreement;

          (b) I will vote my Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of PTC under the Agreement; and

          (c) I will vote my Shares against any action or agreement that would impede, interfere with or attempt to discourage the consummation of the transactions contemplated by the Agreement, including, but not limited to:

               (i) any extraordinary corporate transaction (other than the merger contemplated by the Agreement), such as a merger, consolidation, business combination, share exchange, reorganization, recapitalization or

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October 8, 1997
Page 2

                     liquidation involving IUB;

               (ii) a sale or transfer of a material amount of assets of IUB;

               (iii)any change in the management or board of directors of IUB, except as otherwise agreed to in writing by you; or

               (iv) any other material change in IUB's corporate structure or business.

     2.   Until termination of the Agreement in accordance with its terms:

          (a) I will maintain full voting power over all of the Shares over which I have such power at the date of this agreement; and

          (b) I will not solicit or enter into any negotiations with, or furnish or cause to be furnished any information concerning the business or assets of IUB to, any person or entity (other than IUB or PTC in connection with the Agreement) and I will promptly communicate to you any solicitation or inquiry I receive.

     It is understood and acknowledged that nothing contained in our agreement is intended to restrict me from voting on any matter, or otherwise from acting, in my capacity as a director or officer of IUB with respect to any matter, including but not limited to, the management or operation of IUB.

                                   Very truly yours,



                                     /s/  Philip A. Frantz
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